Brian C. Daughney, Esq. bdaughney@bplegal.com Phone: (212) 599-3322 ext 25119 45 Broadway, 17th Floor New York, New York 10006

June 30, 2021

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn.:	Division of Corporation Finance
Office of Real Estate & Construction
Katherine Wray. Esq.

Re: Genesis Unicorn Capital Corp.
Draft Registration Statement on Form S-1
Confidentially Submitted May 3, 2021
CIK No. 0001853112

Ms. Wray:

We provide the responses below to your comment letter of May 27, 2021 regarding the S-1 Registration Statement filing by Genesis Unicorn Capital Corp. For ease of reference, we include the Staff comment received with our response. We are re- filing the Registration Statement on a non-confidential basis simultaneously with this letter.

Draft Registration Statement on Form S-1 Confidentially Submitted May 3, 2021

Summary

Exercise Period, page 12

1. You disclose here that you have agreed to use your best efforts to file a registration statement covering the Class A common shares underlying the warrants within 45 business days after the closing of your initial business combination, and to cause it to become effective within 90 business days. Disclosure on pages 55 and 124 states that these time periods are 15 and 60 business days, respectively, after the initial business combination. Please revise to clarify the timing of these obligations.

Response:

We have corrected the disclosure throughout the filing to address the comment and make the dates consistent.

Principal Stockholders, page 114

2. The number of shares reflected as beneficially owned by each of the sponsor and the five officer and director nominees in the table do not sum to the total number of shares (2,805,000) presented for “All executive officers and directors as a group” after the offering. Please revise or advise.

Response:

We have revised the filing to correct the figures per Staff’s request.

Genesis Unicorn Capital Corp.

SEC Response Letter

June 30, 2021

3. The table discloses that your sponsor, officers and directors will collectively hold 22.1% of your common stock following the offering, but disclosure elsewhere in the filing, including on pages 13, 15 and 77, indicates that they will own 20% and disclosure on pages 25 and 31 states that your initial stockholders will own approximately 19.6%. Please revise.

Response:

We have revised the filing to correct the figures and make them consistent per Staff’s request.

Please note that we have also revised the filing to re-evaluate the accounting treatment of the public and private warrants under AC 480 and ASC 815 40. Management has elected to treat the warrants as equity. A new form of warrant agreement is filed as Exhibit 4.4. In accordance with ASC 815 40 and Staff’s public comments on April 12, 2021 regarding warrant liability treatment, management has reviewed the new form warrant and discussed the matter with its auditors and reviewed other filings by similar companies which have utilized a similar warrant form and has determined that the new warrant form will allow for treatment as equity on the Company’s Financial Statements as the new warrant form does not provide for disparate or different treatment based upon the status of the holder or in the event of cash settlement. Please see the changes related to this matter at pages 13, 72 (capitalization) and F-11 (Fair Value of financial instruments” and “Warrants”).

Thank you for your assistance in this matter. Please contact the undersigned with any questions or further comments.

Sincerely,

/s/ Brian C. Daughney
Brian C. Daughney, shareholder